December 19, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RE:  Your letter dated December 19, 2008, questions on Form 10-KSB for the fiscal year ended December 31, 2007

Dear Mr. Larry Spirgel

In response to your letter dated December 19, 2008 concerning the above filing, here are our responses to your questions in the order as per your letter.

FORM 10-KSB for the Fiscal Year ended December 31, 2007

1

Equipment that is sold requires installation and the Company provides installation of equipment when requested. No other services are provided or deliverables are sold in conjunction with the sale of equipment other than installation. Revenue from the installation of equipment is recognized when the installation has been completed. We do not provide installations with arrangements that have multiple deliverables.

Our revised Revenue Recognition note for December 31, 2008 will be as follows:

Revenue is recognized when there is persuasive evidence of an arrangement and delivery to the customer has occurred, the fee is fixed and determinable, and collectability is considered probable. Cash received from customers prior to these criteria being met is recorded as deferred revenue. Amounts billed related to shipping and handling, which are not significant, are included in revenue. The related shipping and handling costs, which are also not significant, are included in cost of sales.

Revenue from the installation of equipment is recognized when the installation has been completed, the fee is fixed and determinable, and collectability is considered probable.

Service revenue is recognized on a straight-line basis over the period covered by the service agreement only after there is a signed agreement to provide service to the Enterphone 2000 system, the service fee is fixed or determinable, and collectibility is probable. Cash received from customers, in advance of the service period, is recorded as deferred revenue. The Enterphone 2000 system is a building access control system that uses a building’s internal phone wiring thereby avoiding the use of telephone utility services.

2	As per comment 4, future filings will include all the terms of options granted as required under SFAS 123R, paragraph A240.

I hope these responses answer your questions. If you have additional comments, please contact me at 604-327-9446, or fax me at 604-327-9446.

Sincerely,

/s/ Stephen Pineau
Stephen Pineau, Principal Executive Officer, Principal Financial Officer